Exhibit 99.10

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

1.	Name of company
Bookham Technology plc

2.	Name of Scheme
Measurement Microsystems A-Z Inc

3.	Period of return:		From	08/12/03	to	07/06/04

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme				240,680 Ordinary shares of 1/3p

5.	Number of shares issued/allotted under scheme during period				10,809

6.	Balance under scheme not yet Issued/allotted at end of period				229,871

7.	Number and class of share(s) (amount of Stock/debt securities) originally listed and The date of admission;				2,108,957 Ordinary shares of 1/3p 7th June 2001

Please confirm the total number of shares in issue at the end of the period in order for us to update our records

298,485,250

Contact for queries:		Address:	Bookham Technology plc

Name:	Shiona Cranstoun

Telephone:	(01235) 837853

Person Making Return

Name:	Philip Davis
Position:	Company Secretary

Signature: